

August 3, 2012

<u>Via E-mail</u>
Mr. Landy L. Fullmer
Chief Financial Officer
Apco Oil and Gas International Inc.
One Williams Center, 35th Floor
Tulsa, OK 74172

   Re: **Apco Oil and Gas International Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed February 29, 2012
      File No. 0-08933

Dear Mr. Fullmer:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Ethan Horowitz

       Ethan Horowitz
       Branch Chief